FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Registrants

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2002

GRANITE MORTGAGES 01-2 PLC
(Translation of registrant's name into English)
Fifth Floor, 100 Wood Street,
London EC2V 7EX, England
(Address of principal executive offices)

GRANITE FINANCE TRUSTEES LIMITED
(Translation of registrant's name into English)
22 Grenville Street, St Helier,
Jersey JE4 8PX, Channel Islands
(Address of principal executive offices)

GRANITE FINANCE FUNDING LIMITED
(Translation of registrant's name into English)
35 New Bridge Street, 4th Floor,
Blackfriars, London EC4V 6BW,
England
(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F.....X....Form 40-F............

Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...........No.......X..........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: ____________________

Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

Date: 8/21/02

GRANITE FINANCE FUNDING LIMITED

By: ____________________

Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES LIMITED

By: ____________________

Name:

Title: Director

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: ______________________
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING LIMITED

By:
Name:

Title: Director

Date: 8/21/02

GRANITE FINANCE TRUSTEES LIMITED

By: ______________________
Name:

Title: Director

Date:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GRANITE MORTGAGES 01-2 PLC

By: ____________________
Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive Rakestrow for and on its behalf

Title: Director

Date:

GRANITE FINANCE FUNDING LIMITED

By: ____________________
Name:

Title: Director

Date:

GRANITE FINANCE TRUSTEES LIMITED

By: ____________________
Name: R GOUGH

Title: Director

Date: 8/21/02

UK1 369249v1

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 01-2 PLC

Monthly Report re: Granite Finance Trustees Limited, Granite Mortgages 01-2 PLC and Granite Finance Funding Limited
Period 1 June 2002 - 30 June 2002

Mortgage Loans

Number of Mortgage Loans in Pool	84,634
Current Balance	£5,199,175,452
Last Months Closing Trust Assets	£5,373,420,001
Funding share	£4,871,722,319
Funding Share Percentage	93.70%
Seller Share	£327,453,133
Seller Share Percentage	6.30%
Minimum Seller Share (Amount)	£106,785,361
Minimum Seller Share (% of Total)	2.05%

Arrears Analysis of Non Repossessed Mortgage Loans

	Number	Principal (£)	Arrears (£)	By Principal (%)
< 1 Month	84,076	5,168,394,309	0	99.41%
> = 1 < 3 Months	478	26,240,301	221,108	0.50%
> = 3 < 6 Months	62	3,455,274	78,781	0.07%
> = 6 < 9 Months	16	939,590	40,879	0.02%
> = 9 < 12 Months	1	57,327	3,573	0.00%
> = 12 Months	1	88,651	5,248	0.00%
Total	84,634	5,199,175,452	349,589	100.00%

Properties in Possession

	Number	Principal (£)	Arrears (£)
Total (since inception)	2	54,892	8,700

Properties in Possession	1
Number Brought Forward	1
Repossessed	0
Sold	1
Number Carried Forward	0
Average Time from Possession to Sale	161
Average Arrears at Sale	£378
MIG Claims Submitted	1
MIG Claims Outstanding	1
Average Time from Claim to Payment	0

Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

	Number	Principal (£)
Substituted this period	0	£0
Substituted to date (since 26 March 2001)	78,511	£4,990,274,434

CPR Analysis

	Monthly	Annualised
Current Month CPR Rate	3.35%	33.57%
Previous Month CPR Rate	4.42%	41.90%

Weighted Average Seasoning (by value) Months	33.95
Weighted Average Remaining Term (by value) Years	18.88
Average Loan Size	£61,431
Weighted Average LTV (by value)	77.54%

Product Breakdown

Fixed Rate (by balance)	33.27%
Flexible - Together (by balance)	17.91%
Variable (by balance)	48.82%
Tracker (by balance)	0.00%
Total	100.00%

Geographic Analysis

	Number	% of Total	Value (£)	% of Total
East Anglia	2,323	2.74%	139,943,190	2.69%
East Midlands	7,251	8.57%	394,452,066	7.59%
Greater London	10,909	12.89%	947,394,714	18.22%
North	14,762	17.44%	672,080,874	12.93%
North West	11,910	14.07%	631,850,656	12.15%
South East	13,345	15.77%	1,047,603,872	20.15%
South West	6,002	7.09%	383,772,657	7.38%
Wales	3,169	3.74%	166,775,896	3.21%
West Midlands	5,322	6.29%	313,870,492	6.04%
Yorkshire	9,641	11.39%	501,431,035	9.64%
Total	84,634	100%	5,199,175,452	100%

LTV Levels Breakdown

	Number	Value (£)	% of Total
< 10%	237	4,159,340	0.08%
> = 10% < 20%	914	28,595,465	0.55%
> = 20% < 30%	2,031	88,385,983	1.70%
> = 30% < 40%	3,335	175,212,213	3.37%
> = 40% < 50%	4,545	272,956,711	5.25%
> = 50% < 60%	6,128	400,856,427	7.71%
> = 60% < 70%	7,736	538,634,577	10.36%
> = 70% < 80%	10,452	728,924,398	14.02%
> = 80% < 90%	18,915	1,231,164,747	23.68%
> = 90% < 95%	18,602	1,080,908,576	20.79%
> = 95% < 100%	11,739	649,377,014	12.49%
> = 100%	0	0	0.00%
Total	84,634	5,199,175,452	100.0%

NR Current Existing Borrowers' SVR	5.85%
Effective Date of Change	1 December 2001

Notes **Granite Mortgages 01-2 plc**

	Outstanding	Rating Moodys/S&P/Fitch	Reference Rate	Margin
Series 1				
A	$ 1,130,000,000	Aaa/AAA/AAA	2.18%	0.23%
B	$ 43,500,000	Aa3/AA/AA	2.35%	0.40%
C	$58,000,000	Baa2/BBB/BBB	3.32%	1.38%
Series 2				
A	£500,000,000	Aaa/AAA/AAA	4.42%	0.25%
B	£15,000,000	Aa3/AA/AA	4.59%	0.42%
C	£20,000,000	Baa2/BBB/BBB	5.57%	1.40%
D	£10,000,000	Ba2/BB+/BB+	8.77%	4.60%

Credit Enhancement

		% of Funding Share
Class B Notes (£ Equivalent)	£45,000,000	0.92%
Class C Notes (£ Equivalent)	£60,000,000	1.23%
Class D Notes	£10,000,000	0.21%

Granite Mortgages 01-2 Reserve Fund Requirement	£20,000,000	0.41%
Balance Brought Forward	£20,000,000	0.41%
Drawings this Period	£0	0.00%
Reserve Fund Top-up this Period*	£0	0.00%
Excess Spread	£0	0.00%
Current Balance	£20,000,000	0.41%

*Top-ups only occur at the end of each quarter.

Funding Reserve Balance	£7,827,328	0.16%
Funding Reserve %	0.5%	NA